Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada reports September traffic

    Mainline passenger load factor of 79.7%

    MONTREAL, Oct. 5 /CNW Telbec/ - Air Canada reported a system load factor of 79.7 per cent in September 2006. The mainline carrier flew 0.4 per cent fewer revenue passenger miles (RPMs) in September 2006 than in September 2005, according to preliminary traffic figures. Overall, capacity increased by
0.5 per cent, resulting in a load factor of 79.7 per cent, compared to
80.4 per cent in September 2005; a decrease of 0.7 percentage points.
    Jazz, ACE's regional subsidiary, flew 45.5 per cent more revenue passenger miles in September 2006 than in September 2005, according to preliminary traffic figures. Capacity increased by 40 per cent, resulting in a load factor of 71.6 per cent, compared to 69 per cent in September 2005; an increase of 2.6 percentage points.
    System traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 2 per cent on a capacity increase of 3 per cent, resulting in a load factor of 79 per cent. North American traffic, on a combined basis, rose 6.2 per cent.
    "In September, Air Canada and Jazz together reported continued growth in traffic resulting in a combined passenger load factor of 79 per cent," said
Montie Brewer, President and Chief Executive Officer. "Year-to-date traffic continues to outpace the increase in capacity resulting from the addition of
15 new small jets in the combined Air Canada and Jazz fleets during the year.
I am proud that Air Canada's employees achieved customer service objectives for the month and I thank them for their hard work."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                              SEPTEMBER                    YEAR-TO-DATE
                      -------------------------------------------------------
                       2006    2005    Change       2006      2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)        3,996   4,014      -0.4%    34,931    34,375      +1.6%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)        5,016   4,992      +0.5%    42,710    42,478      +0.5%
    -------------------------------------------------------------------------
    Load Factor        79.7%   80.4%  -0.7 pts      81.8%     80.9%  +0.9 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    1,123   1,174      -4.3%     9,678    10,134      -4.5%

              ---------------------------------------------------------------
    Canada    ASMs    1,407   1,450      -3.0%    12,062    12,492      -3.4%
              ---------------------------------------------------------------
              Load
               Factor  79.8%   81.0%  -1.2 pts      80.2%     81.1%  -0.9 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      551     488     +12.9%     5,715     5,128     +11.4%
    U.S.      ---------------------------------------------------------------
     Transb-  ASMs      724     633     +14.4%     7,164     6,692      +7.1%
     order    ---------------------------------------------------------------
              Load
               Factor  76.1%   77.1%  -1.0 pts      79.8%     76.6%  +3.2 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    1,259   1,325      -5.0%     9,575     9,362      +2.3%
              ---------------------------------------------------------------
    Atlantic  ASMs    1,496   1,578      -5.2%    11,280    11,111      +1.5%
              ---------------------------------------------------------------
              Load
               Factor  84.2%   84.0%  +0.2 pts      84.9%     84.3%  +0.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      796     773      +3.0%     6,630     6,514      +1.8%
              ---------------------------------------------------------------
    Pacific   ASMs    1,029     993      +3.6%     7,986     8,015      -0.4%
              ---------------------------------------------------------------
              Load
               Factor  77.4%   77.8%  -0.4 pts      83.0%     81.3%  +1.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      267     254      +5.1%     3,333     3,237      +3.0%
    Latin     ---------------------------------------------------------------
     America  ASMs      360     338      +6.5%     4,218     4,168      +1.2%
     & Other  ---------------------------------------------------------------
              Load
               Factor  74.2%   75.1%  -0.9 pts      79.0%     77.7%  +1.3 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                     ACE AVIATION HOLDINGS INC. REGIONAL
                                   (Jazz)
    -------------------------------------------------------------------------
                              SEPTEMBER                    YEAR-TO-DATE
                       ------------------------------------------------------
                       2006    2005    Change       2006      2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)          336     231     +45.5%     2,837     1,730     +64.0%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)          469     335     +40.0%     3,927     2,420     +62.3%
    -------------------------------------------------------------------------
    Load Factor        71.6%   69.0%  +2.6 pts      72.2%     71.5%  +0.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      254     185     +37.3%     2,117     1,323     +60.0%
              ---------------------------------------------------------------
    Canada    ASMs      338     254     +33.1%     2,853     1,782     +60.1%

              ---------------------------------------------------------------
              Load
               Factor  75.1%   72.8%  +2.3 pts      74.2%     74.2%     0 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       82      46     +78.3%       720       407     +76.9%
    U.S.      ---------------------------------------------------------------
     Transb-  ASMs      131      81     +61.7%     1,074       638     +68.3%
     order    ---------------------------------------------------------------
              Load
               Factor  62.6%   56.8%  +5.8 pts      67.0%     63.8%  +3.2 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  COMBINED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                              SEPTEMBER                    YEAR-TO-DATE
                       ------------------------------------------------------
                       2006    2005    Change       2006      2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)        4,332   4,245      +2.0%    37,768    36,105      +4.6%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)        5,485   5,327      +3.0%    46,637    44,898      +3.9%
    -------------------------------------------------------------------------
    Load Factor        79.0%   79.7%   -0.7pts      81.0%     80.4%  +0.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    1,377   1,359      +1.3%    11,795    11,457      +3.0%
              ---------------------------------------------------------------
    Canada    ASMs    1,745   1,704      +2.4%    14,915    14,274      +4.5%
              ---------------------------------------------------------------
              Load
               Factor  78.9%   79.8%  -0.9 pts      79.1%     80.3%  -1.2 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      633     534     +18.5%     6,435     5,535     +16.3%
     U.S.     ---------------------------------------------------------------
      Transb- ASMs      855     714     +19.7%     8,238     7,330     +12.4%
      order   ---------------------------------------------------------------
              Load
               Factor  74.0%   74.8%  -0.8 pts      78.1%     75.5%  +2.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    2,322   2,352      -1.3%    19,538    19,113      +2.2%
    Interna-  ---------------------------------------------------------------
    tional    ASMs    2,885   2,909      -0.8%    23,484    23,294      +0.8%
              ---------------------------------------------------------------
              Load
               Factor  80.5%   80.9%  -0.4 pts      83.2%     82.1%  +1.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 00012957

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)

270-5741; Internet: aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; AIR CANADA JAZZ

CNW 16:00e 05-OCT-06